Exhibit 99.1

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care


                                 PRESS RELEASE

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
      Contact:                                              Contact:
      Oliver Maier                                          Heinz Schmidt
      Sr. V.P. Investor Relations & Communications          Vice President Investor Relations
      Phone:    + 49 6172 609 2601                          Phone:  1- 781 402 4518
      Fax:      + 49 6172 609 2301                          Fax:    1- 781 402 9741
      E-mail:   ir-fms@fmc-ag.com                           E-mail: ir-fmcna@fmc-ag.com
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      Internet: http://www.fmc-ag.com
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FRESENIUS MEDICAL CARE NORTH AMERICA ANNOUNCES RECEIPT OF THE REQUISITE CONSENTS
FOR THE TENDER OFFER AND CONSENT SOLICITATION FOR THE 9% SENIOR SUBORDINATED
NOTES OF RENAL CARE GROUP, INC.

Fresenius Medical Care North America Announces Receipt of the Requisite Consents for the Tender Offer and Consent Solicitation for the 9% Senior Subordinated Notes of Renal Care Group, Inc.

Lexington, Massachusetts - Fresenius Medical Care North America announced today that as of 5:00 p.m., New York City time, on December 13, 2005 (the "Consent Date"), Florence Acquisition, Inc. ("Florence"), an indirect subsidiary of Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p) ("FMC-AG"), had received valid tenders and consents from holders of $159,485,000 in aggregate principal amount of outstanding 9% Senior Subordinated Notes due 2011 (the "Notes") of Renal Care Group, Inc. ("RCG"), representing approximately 99.9% of the outstanding Notes, in connection with Florence's previously announced cash tender offer and consent solicitation for the Notes, in satisfaction of the "Requisite Consents," as defined in Florence's Offer to Purchase and Consent Solicitation Statement dated November 30, 2005 (the "Offer to Purchase"). The tender offer has been made in connection with the pending acquisition of Renal Care Group, Inc. and its subsidiaries by FMC-AG (the "Merger") and is conditioned upon, among other things, satisfaction of the closing conditions to the Merger. However, consummation of the tender offer is not a condition to the closing of the Merger.

RCG intends to execute a supplemental indenture implementing amendments to the indenture governing the Notes that will eliminate substantially all of the restrictive covenants and certain other provisions of the indenture. The amendments in the supplemental indenture will become effective upon Florence's acceptance of the Notes validly tendered for payment. The tender offer and consent solicitation is currently scheduled to expire at 5:00 p.m., New York City time, on December 29, 2005 (the "Expiration Date"), unless extended or earlier terminated.

Holders who validly tendered their Notes and did not withdraw their consents prior to the Consent Date are eligible to receive a consent payment of $30.00 per $1,000 principal amount of Notes (the "Consent Payment") in addition to the tender consideration. Tendered Notes may not be withdrawn and consents may not be revoked after the Consent Date. Holders who validly tender their Notes after the Consent Date, but on or prior to the Expiration Date, will be eligible to receive the tender consideration but not the Consent Payment. In addition, holders who tender and do not withdraw their Notes in the tender offer will receive accrued and unpaid interest from the last interest date up to, but not including, the date payment is made for the Notes. The detailed methodology for calculating the tender consideration for Notes and the other terms and conditions of the tender offer are set forth in the Offer to Purchase.

Any Notes not tendered and purchased pursuant to the tender offer could remain outstanding and the holders thereof would be subject to the terms of the supplemental indenture even though they did not consent to the amendments.

Credit Suisse First Boston LLC is acting as Dealer Manager for the tender offer and as Solicitation Agent for the consent solicitation and can be contacted at
(212) 538-0652 (collect) or (800) 820-1653 (toll free). Morrow & Co., Inc. is the Information Agent and can be contacted at (203) 658-9400 (collect) or (800)


Fresenius Medical Care North America,
95 Hayden Avenue, Lexington, MA 02420-9192                           Page 1 of 2
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607-0088 (toll free). Questions about the tender offer and consent solicitation may be directed to the Dealer Manager, and requests for copies of the related documents may be directed to the Information Agent.

This release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent of any Notes. The tender offer and the consent solicitation are being made solely by the Offer to Purchase.

                                       ***

Fresenius Medical Care AG is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care AG provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care AG is also the world's leading provider of dialysis products, such as hemodialysis machines, dialyzers and related disposable products.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statement due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forwarding-looking statements in this release.

                                     - END -


Fresenius Medical Care North America,
95 Hayden Avenue, Lexington, MA 02420-9192                           Page 2 of 2